=====================================================================




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K
                                 ANNUAL REPORT


                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 1997

         AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN - PUERTO RICO
                            (Full title of the Plan)


                       AMERICAN HOME PRODUCTS CORPORATION
          (Name of Issuer of the securities held pursuant to the Plan)
                               Five Giralda Farms
                           Madison, New Jersey  07940
                    (Address of principal executive office)




=====================================================================

                                   SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              AMERICAN HOME PRODUCTS CORPORATION

                                        (Registrant)



                              By:  /s/ Paul J. Jones

                                   Paul J. Jones
                                   Vice President and Comptroller


Date: June 26, 1998

                                   SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              AMERICAN HOME PRODUCTS CORPORATION
                              SAVINGS PLAN - PUERTO RICO



                              By:  /s/ Thomas M. Nee

                                   Thomas M. Nee
                                   Chairman of the American Home
                                   Products Corporation Savings
                                   Plan Committee


Date:  June 26, 1998

                       AMERICAN HOME PRODUCTS CORPORATION

                           SAVINGS PLAN - PUERTO RICO

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1997 and 1996

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
















EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 060

                       AMERICAN HOME PRODUCTS CORPORATION
                           SAVINGS PLAN - PUERTO RICO
                           DECEMBER 31, 1997 and 1996

                                     INDEX




                                                                        PAGE


Report of Independent Public Accountants

Statements of Net Assets Applicable to Participants'
  Equity as of December 31, 1997 and 1996                               1 - 2

Statement of Changes in Net Assets Applicable to
  Participants' Equity for the Year Ended
  December 31, 1997                                                         3

Notes to Financial Statements                                           4 - 8

Supplemental Schedules:

  I.   Item 27a - Schedule of Assets Held for
       Investment Purposes as of December 31, 1997                 Schedule I
  II.  Item 27d - Schedule of Reportable Transactions
        for the Year Ended December 31, 1997                      Schedule II

Consent of Independent Public Accountants

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan - Puerto Rico:

We have audited the accompanying statements of net assets applicable to participants' equity of the American Home Products Corporation Savings Plan
- Puerto Rico as of December 31, 1997 and 1996, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1997. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the American Home Products Corporation Savings Plan - Puerto Rico as of December 31, 1997 and 1996, and the changes in net assets applicable to participants' equity for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

New York, New York
June 26, 1998


                                   American Home Products Corporation Savings Plan - Puerto Rico
                                     Statement of Net Assets Applicable to Participants' Equity
                                                       As of December 31, 1997



                                                                                                         Fidelity
                                                                         Fidelity       Fidelity     International Growth
                                        Interest       AHPC Common       Magellan       Balanced        & Income Fund
                                      Income Fund       Stock Fund         Fund           Fund

Cash and Cash Equivalents                $315,100         $230,678              $0             $0              $0

Investments, at Market Value                    0        7,317,416       1,078,102      5,434,425         203,161

Group Annuity and Other Investment     10,737,343                0               0              0               0
Contracts, at Market Value

Loans to Participants                           0                0               0              0               0

Receivable from Employer                  147,469           86,467          22,946         54,659           5,283



Net Assets Applicable to
   Participants' Equity               $11,199,912       $7,634,561      $1,101,048     $5,489,084        $208,444




The accompanying notes to financial statements are an integral part of this statement.


                                     - 1 -
(page)

(Continuation of Previous Page)





                                   American Home Products Corporation Savings Plan - Puerto Rico
                                     Statement of Net Assets Applicable to Participants' Equity
                                                      As of December 31, 1997



                                            Fidelity
                                           Spartan U.S.      Fidelity
                                           Equity Index     Low-Priced      MAS Value
                                              Fund          Stock Fund      Portfolio     Loan Fund   Total Funds


Cash and Cash Equivalents                          $0             $0              $0             $0       $545,778

Investments, at Market Value                7,985,752        132,420          74,442              0     22,225,718

Group Annuity and Other Investments
Contracts, at Market Value                          0              0               0              0     10,737,343

Loans to Participants                               0              0               0      3,656,292      3,656,292

Receivable from Employer                        86,541         2,815           1,411              0        407,591

Net Assets Applicable to
   Participants' Equity                     $8,072,293      $135,235         $75,853     $3,656,292    $37,572,722



The accompanying notes to financial statements are an integral part of this statement.



                                 American Home Products Corporation Savings Plan - Puerto Rico
                                  Statement of Net Assets Applicable to Participants' Equity
                                                   As of December 31, 1996




                                                                               Fidelity           Fidelity
                                              Interest      AHPC Common        Magellan           Balanced
                                            Income  Fund     Stock Fund         Fund                Fund

Cash and Cash Equivalents                     $321,049       $165,691                $0                 $0

Investments, at Market Value         `               0      4,721,775           251,870          4,278,471

Group Annuity and Other Investment          10,092,085              0                 0                  0
Contracts, at Market Value

Loans to Participants                                0              0                 0                  0

Receivable from Employer                       166,627         72,881            10,071             54,203



Net Assets Applicable to
   Participants' Equity                    $10,579,761     $4,960,347          $261,941         $4,332,674




The accompanying notes to financial statements are an integral part of this statement.

(Continuation of Previous Page)



                                 American Home Products Corporation Savings Plan - Puerto Rico
                                  Statement of Net Assets Applicable to Participants' Equity
                                                   As of December 31, 1996





                                            Fidelity              Fidelity
                                          International           Spartan
                                          Growth & Income        U.S.Equity
                                              Fund               Index Fund         Loan Fund       Total Funds



Cash and Cash Equivalents                          $0                   $0                $0          $486,740

Investments, at Market Value                   35,966            5,216,359                 0        14,504,441

Group Annuity and Other Investment
Contracts, at Market Value                          0                    0                 0        10,092,085

Loans to Participants                               0                    0         2,497,773         2,497,773

Receivable from Employer                        2,618               70,004                 0           376,404


Net Assets Applicable to
   Participants' Equity                       $38,584           $5,286,363        $2,497,773       $27,957,443



The accompanying notes to financial statements are an integral part of this statement.





                                   American Home Products Corporation Savings Plan - Puerto Rico
                                 Statement of Changes in Net Assets Applicable to Participants' Equity
                                                  For the Year Ended December 31, 1997




                                                                                                                      Fidelity
                                                                                         Fidelity      Fidelity     International
                                                      Interest        AHPC Common        Magellan      Balanced    Growth & Income
                                                     Income Fund      Stock Fund           Fund          Fund          Fund

ADDITIONS:

Participant Contributions                             $2,148,535       $1,234,014        $255,018        $900,864       $73,601


Employer Contributions                                   733,195          548,126          76,262         200,181        33,066

Dividends on Investments                                       0          143,901          56,306         648,007        11,909

Interest on Group Annuity Contracts and
Other Investment Contracts and Cash
Equivalents                                              680,306           12,441               0               0             0

Net Appreciation (Depreciation) on
Investments                                                    0        1,542,959          66,749         348,416        (5,093)

Loans Originated                                        (823,944)        (667,647)        (61,282)       (343,849)       (6,402)


      Total Additions                                  2,738,092        2,813,794         393,053       1,753,619       107,081

DEDUCTIONS:

Benefits Paid to Participants                         (1,657,588)        (683,726)        (48,941)       (686,412)      (14,786)

Loan Repayments, Including Interest                      572,872          334,777          46,111         187,699         4,726


Total Deductions                                      (1,084,716)        (348,949)         (2,830)       (498,713)      (10,060)

Interfund Transfers                                   (1,033,225)         209,369         448,884         (98,496)       72,839

Net Additions                                            620,151        2,674,214         839,107       1,156,410       169,860

Net Assets Applicable to Participants' Equity
-Beginning of Year
                                                      10,579,761        4,960,347         261,941       4,332,674        38,584


Net Assets Applicable to Participants' Equity
- End of Year                                        $11,199,912       $7,634,561      $1,101,048      $5,489,084      $208,444


The accompanying notes to financial statements are an integral part of this statement.
                                            - 3 -

       (Continuation of Previous Page)


                                  American Home Products Corporation Savings Plan - Puerto Rico
                                 Statement of Changes in Net Assets Applicable to Participants' Equity
                                                  For the Year Ended December 31, 1997




                                                   Fidelity
                                                    Spartan             Fidelity
                                                  U.S. Equity          Low-Priced      MAS Value
                                                   Index Fund          Stock Fund      Portfolio      Loan Fund     Total Funds

Additions:

Participant Contributions                          $1,235,303             $9,708        $4,600              $0      $5,861,643

Employer Contributions                                397,857              2,346         1,019               0       1,992,052

Dividends on Investments                              166,588              3,550         6,608               0       1,036,869

Interest on Group Annuity
Contracts and Other Investment
Contracts and Cash Equivalents                              0                  0             0               0         692,747

Net Appreciation (Depreciation) on
Investments                                         1,630,279             (1,063)       (5,895)              0       3,576,352

Loans Originated                                     (563,745)              (523)         (298)      2,467,690               0


      Total Additions                               2,866,282              14,018        6,034       2,467,690      13,159,663

DEDUCTIONS:

Benefits Paid to Participants                        (592,790)              (615)            0        (117,577)     (3,802,435)

Loan Repayments, Including Interest                   297,581              3,962         1,917      (1,191,594)        258,051

Total Deductions                                     (295,209)             3,347         1,917      (1,309,171)     (3,544,384)

Interfund Transfers                                   214,857            117,870        67,902               0               0

Net Additions                                       2,785,930            135,235        75,853       1,158,519        9,615,279

Net Assets Applicable to Participants' Equity
-Beginning of Year                                   5,286,363                  0             0       2,497,773       27,957,443


Net Assets Applicable to Participants' Equity
-End of Year                                        $8,072,293           $135,235       $75,853      $3,656,292      $37,572,722



The accompanying notes to financial statements are an integral part of this statement.

                    AMERICAN HOME PRODUCTS CORPORATION
                        SAVINGS PLAN - PUERTO RICO
                      NOTES TO FINANCIAL STATEMENTS


NOTE 1 - PLAN DESCRIPTION


The following description of the American Home Products Corporation Savings Plan - Puerto Rico (the "Plan") only provides general information. Participants should refer to the Plan document for a more detailed and complete description of the Plan's provisions.

General


The Plan, a defined contribution profit-sharing plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHP" or the "Company") and became effective on January 1, 1993. Full or part-time employees of the Company and its participating subsidiaries who reside in Puerto Rico and are not a member of a recognized collective bargaining agreement unit are eligible to participate in the Plan after attaining age 21, as defined in the Plan Documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Puerto Rico Internal Revenue Code (the "PR Code").

Contributions


Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their compensation, as defined. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. AHP will contribute an amount equal to 50% of the first 6% of the participant's contributions to the Plan. Under the PR Code, salary deferral contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations.


Vesting and Separation From Service


Participants are fully vested at all times in their salary deferral and after-tax contributions. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If a participant has less than five years of continuous service, such participants become vested in their matching contributions according to the following schedule:

                                                                  Vesting
           Years of Continuous Service                           Percentage


               1 year completed                                      0%
               2 years completed                                    25%
               3 years completed                                    50%
               4 years completed                                    75%
               5 years completed                                   100%

Regardless of the number of years of continuous service, participants shall be fully vested in their matching contribution account upon reaching their 65th birthday or upon death, if earlier.

The non-vested portion of the matching contribution is forfeited and becomes available to satisfy future Company matching contributions, if employment is terminated prior to full vesting. As of December 31, 1997 the amount of forfeitures available to offset future Company contributions totaled $5,578.

Distributions


Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined in the Plan, before that age. Participants may qualify for hardship withdrawals if they have an immediate and heavy financial need, as determined by the AHP Savings Plan Committee - Puerto Rico (the "Committee"), and have no other funds that are readily available to meet that need. Participants are limited to one hardship and one non-hardship withdrawal each year.

Upon termination of employment, participants are entitled to a lump sum distribution of their vested account balance. An election can be made to defer the distribution if the participant's account balance is greater than $3,500 and if the participant is less than 70 1/2 years of age.

Loans


Employees who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower's vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants' loans during the year are treated as a taxable distribution of the outstanding balance. The interest rate charged provides a return commensurate with a market rate, or such other rate as permitted by government regulations.

Amendments to the Plan


The Plan was amended in 1997 to allow for two new investment options and effect certain other administrative changes. The Plan was also amended in 1995 in connection with the ACY Plan transfer of assets and liabilities to the Plan, in order to protect benefits and rights attributable to the transferred participants.

NOTE 2 - ACCOUNTING POLICIES


Investment Valuation


AHPs's common stock fund is recorded at the fair market value at December
31. Shares in the Fidelity Funds and the MAS Value Portfolio are recorded at fair market value, which is based on their published net asset value at December 31. The contracts comprising the Interest Income Fund are recorded at contract value based upon information supplied by Fidelity Management Trust Company which approximates market value.

Investment transactions are recorded on a trade date basis. Net realized gains and losses on investments are determined, for accounting purposes, on a moving weighted average basis as of the trade date and are included in net appreciation(depreciation) of investments in the accompanying financial statements.

The net change in the difference between cost and current market value of investments held is reflected in net appreciation(depreciation)of investments in the Statement of Changes in Net Assets Applicable to Participants' Equity.

Administrative Costs


All costs and expenses of administering the Plan are paid by AHP.

Receivable from Employer


The receivable from the employer at December 31, 1997 and 1996 represents employer and employee contributions and loan repayments withheld from employees but not remitted to the trustee until after the Plan's year-end.

Use of Estimates


The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from these estimates.

NOTE 3 - INVESTMENTS


Participants can elect to invest amounts credited to their account in any of eight investment funds. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

The eight investment options are as follows:

   Interest Income Fund - consists primarily of contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund and its contracts are not guaranteed by the Company or any other institution. However, the Committee has established guidelines that provide that contracts be placed with companies rated Aa3 or higher by Moody's and AA - or higher by Standard & Poors. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended interest rate attributable to these contracts approximated 6.53% for 1997.

   AHPC Common Stock Fund - consists primarily of AHP common stock. Purchases and sales of AHP common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

   Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies with above average growth potential.

   Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company, which is invested in high yielding securities, including common stocks, preferred stocks and bonds with at least 25% of the fund's assets in fixed income senior securities.

   Fidelity International Growth and Income Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principle business activities outside of the United States.

   Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the companies that make up the Standard & Poor's 500 Index.

   Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in domestic and international small capitalization equities.

   MAS Value Portfolio - consists of shares in a mutual fund managed by Miller Anderson & Sherrerd which seeks long term returns by investing in stocks of large and mid size companies.

NOTE 4 - MANAGEMENT OF THE PLAN


The Plan is administered by the Committee, which was appointed by the Board of Directors of AHP. Banco Popular de Puerto Rico is the Plan's trustee. Fidelity Management Trust Company is the recordkeeper of the participant accounts and custodian of the Plan's assets.

NOTE 5 - INCOME TAX STATUS


Puerto Rico


The Plan is designed to be a qualified profit-sharing plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the "Act") and the trust established under the Plan is intended to be tax-exempt under Section 165(a) of the Act. The Company has obtained from the Puerto Rico Treasury Department a favorable determination letter that covers all plan amendments through January 1, 1993. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan and the trust, meet the requirements of the Act. The principle income tax consequences of participation in the Plan, are discussed in the Summary Plan Description and the Plan Prospectus.

Federal Income Tax Status


The Plan does not constitute a qualified profit-sharing plan under the provisions of Section 401(a) of the Internal Revenue Code (the "Code") and the "cash and deferred arrangement" incorporated in the Plan is not intended to qualify under Section 401(k) of the Code. Pursuant to Section 1022 (i) (1) of ERISA, however, the trust established thereunder is exempt from Federal income tax under Section 501(a) of the Code. An individual who is a bona fide resident of Puerto Rico during the entire taxable year will not be subject to any Federal income tax on income derived from sources within Puerto Rico. Additional Federal income tax consequences are set forth in the Summary Plan Description.

NOTE 6 - PLAN TERMINATION


Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

NOTE 7 - INVESTMENTS
The fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:


                                                           1997             1996

AHPC Common Stock, 95,642 and 80,542
 shares, respectively                                  $7,317,416        $4,721,775


Fidelity Balanced Fund                                 $5,434,425        $4,278,471


Fidelity Spartan U.S. Equity Index Fund                $7,985,752        $5,216,359

John Hancock Mutual Life Insurance
     GIC 6.60% Due 12/15/99                            $3,324,765        $3,118,916

New York Life Insurance
     GIC 6.09% Due 4/20/98                             $1,653,347        $3,109,832

Peoples Security Life Insurance
     GIC 6.83% Due 12/15/01                            $3,881,141        $3,633,008


NOTE 8 - SUBSEQUENT EVENT


In connection with the sale of the Sherwood-Davis & Geck medical devices business, effective February 27, 1998 the assets attributable to participants of the medical devices business were transferred out of the Plan in March 1998.


                                                                                               SCHEDULE I
                     American Home Products Corporation Savings Plan - Puerto Rico
                                   Item 27a - Schedule of Assets Held
                                        for Investment Purposes
                                        As of December 31, 1997
                               Employer Identification Number - 13-2526821
                                            Plan Number 060


                                                 DESCRIPTION OF                               COST/
                                                   INVESTMENT                             CONTRACT VALUE         CURRENT VALUE
IDENTITY OF ISSUER:


GROUP ANNUITY AND INVESTMENT CONTRACTS:

Allstate Life Insurance Company                  GIC 6.55% Due 12/16/02                    $1,520,442            $1,520,442




John Hancock Mutual Life Insurance               GIC 6.60% Due 12/15/99                    3,324,765              3,324,765


New York Life Insurance                          GIC 6.09% Due 4/20/98                     1,653,347              1,653,347


Transamerica Occidental                          GIC 6.08% Maturing through 12/15/02         357,648                357,648


Peoples Security Life Insurance                  GIC 6.83% Maturing through 12/15/01       3,881,141              3,881,141



 Total Group Annuity and Investment Contracts                                            $10,737,343            $10,737,343


*American Home Products Corp.                       95,642 shares                         $4,675,888             $7,317,416
  Common Stock


                        -continuation of the above page-

                                                                                           SCHEDULE I
                     American Home Products Corporation Savings Plan - Puerto Rico
                                   Item 27a - Schedule of Assets Held
                                        for Investment Purposes
                                        As of December 31, 1997
                               Employer Identification Number - 13-2526821
                                            Plan Number 060

                                                 DESCRIPTION OF                               COST/
                                                   INVESTMENT                             CONTRACT VALUE         CURRENT VALUE
IDENTITY OF ISSUER:




MUTUAL FUNDS:

*Fidelity Management Trust Co.                   Fidelity Magellan Fund
                                                 11,316 shares                          $1,016,451           $1,078,102



*Fidelity Management Trust Co.                   Fidelity Balanced Fund
                                                 355,889 shares                         $5,008,965           $5,434,425



*Fidelity Management Trust Co.                   Fidelity International Growth
                                                 and Income Fund
                                                 10,313 shares                            $209,683             $203,161



*Fidelity Management Trust Co.                   Fidelity Spartan U.S. Equity
                                                 Index Fund
                                                 228,294 shares                         $5,661,190           $7,985,752


*Fidelity Management Trust Co.                   Fidelity Low-Priced Stock Fund
                                                 5,269 shares                             $133,371             $132,420

Miller Anderson and Sherred                      MAS Value Portfolio
                                                 4,163 shares                              $80,177              $74,442




LOANS RECEIVABLE

Loans to Plan Participants                       Rates ranging from 6.5% to 10%
                                                 Due through 2011                       $3,656,292           $3,656,292



* Represents a party-in-interest to the Plan.

The accompanying notes to financial statements are an integral part of this schedule.



                               American Home Products Corporation Savings Plan - Puerto Rico                        Schedule II
                                    Item 27D - Schedule of Reportable Transactions (A)
                                           for the year ended December 31, 1997
                                        Employer Identification Number - 13-2526821
                                                     Plan Number - 060



                                                                                                           (f) EXPENSES
                                                                                                               INCURRED
          (a&b) IDENTITY OF PARTY AND              (c) PURCHASE          (d) SELLING      (e) LEASE              WITH
              DESCRIPTION OF ASSET                       PRICE               PRICE            RENTAL          TRANSACTION

             AMERICAN HOME PRODUCTS
                  CORPORATION
                  COMMON STOCK
                 180 PURCHASES                      $2,868,079                   $0            $0                 $0
                   133 SALES                                 0            1,913,193             0                  0

            ALLSTATE LIFE INSURANCE
                  7 PURCHASES                       $1,964,000                   $0            $0                 $0
                  6 MATURITIES                               0              694,000             0                  0

            NEW YORK LIFE INSURANCE
                   1 MATURITY                               $0            1,641,349            $0                 $0


              FIDELITY MANAGEMENT
                 TRUST COMPANY
        INSTITUTIONAL MONEY MARKET FUND
                  93 PURCHASES                      $6,182,667                   $0            $0                 $0
                   185 SALES                                 0            6,209,788             0                  0

             FIDELITY BALANCED FUND
                 159 PURCHASES                      $2,129,082                   $0            $0                 $0
                   136 SALES                                 0            1,321,013             0                  0

    FIDELITY SPARTAN U.S. EQUITY INDEX FUND
                 177 PURCHASES                      $2,706,227                   $0            $0                 $0
                   134 SALES                                 0            1,565,455             0                  0


(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate exceed
5% of the total plan net assets as of the beginning of the Plan year.

The accompanying notes to financial statements are an integral part of this schedule.

(Continuation of Previous Page)



                                   American Home Products Corporation Savings Plan - Puerto Rico            Schedule II
                                    Item 27D - Schedule of Reportable Transactions (A)
                                           for the year ended December 31, 1997
                                        Employer Identification Number - 13-2526821
                                                     Plan Number - 060




                                                                             (h) CURRENT
                                                                                 VALUE OF
                                                                                 ASSET ON
          (a&b) IDENTITY OF PARTY AND                    (g) COST OF            TRANSACTION      (I) NET GAIN
              DESCRIPTION OF ASSET                            ASSET                DATE              (LOSS)

             AMERICAN HOME PRODUCTS
                  CORPORATION
                  COMMON STOCK
                 180 PURCHASES                           $2,868,079          $2,868,079                   $0
                   133 SALES                              1,580,773           1,913,193              332,420

            ALLSTATE LIFE INSURANCE
                  7 PURCHASES                            $1,964,000          $1,964,000                   $0
                  6 MATURITIES                              694,000             694,000                    0

            NEW YORK LIFE INSURANCE
                   1 MATURITY                            $1,641,349           1,641,349                   $0


              FIDELITY MANAGEMENT
                 TRUST COMPANY
        INSTITUTIONAL MONEY MARKET FUND
                  93 PURCHASES                           $6,182,667          $6,182,667                   $0
                   185 SALES                              6,209,788           6,209,788                    0

             FIDELITY BALANCED FUND
                 159 PURCHASES                           $2,129,082          $2,129,082                   $0
                   136 SALES                              1,193,196           1,321,013              127,817

    FIDELITY SPARTAN U.S. EQUITY INDEX FUND
                 177 PURCHASES                           $2,706,227          $2,706,227                   $0
                   134 SALES                              1,217,733           1,565,455              347,722



(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate exceed
5% of the total plan net assets as of the beginning of the Plan year.

The accompanying notes to financial statements are an integral part of this schedule.

                 CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the American Home Products Corporation previously filed Form S-3 Registration Statements No.' s 33-45324 and 33-57339 and Form S-8 Registration Statements No.' s 2-96127, 33-53733, 33-55449, 33-14458, 33-45970, 33-50149, 33-24068, 33-41434, 33-
55456 and 333-15509.



                                           ARTHUR ANDERSEN LLP
New York, New York
June 26, 1998